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                                                Filed pursuant to Rule 424(b)(3)
                                                Registration No. 333-84209


                      ADSTAR.COM GRANTS SPECIAL RIGHTS TO
                                WARRANT HOLDERS

     The holders of the warrants issued by AdStar.com, Inc. in this offering have been granted the special right to exercise the warrants at $1.50 per share through July 10, 2000 and at $3.00 per share from July 11, 2000 through October 10, 2000. Commencing October 11, 2000 the warrants will be exercisable at $7.75 per share through October 5, 2004, the balance of the 5-year warrant term. The company will not call the warrants for redemption before April 11, 2001 and then only if the bid price of the common stock on each of 10 consecutive days is greater than or equal to $10.33 and it provides 30 days prior written notice of redemption.